

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

August 18, 2009

Frederick Anderson, Esq.
General Counsel
Texas Industries, Inc.
1431 W. Mockingbird Lane
Dallas, TX 75247

Re: Texas Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on August 10, 2009
File No. 1-04887

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   Please revise the proxy statement and proxy card to indicate that they are "preliminary" copies. Refer to Rule 14a-6(e)(1).

2.   Please confirm to us that you will file the notice of internet availability. Refer to Rule 14a-16(i).

3.   Please revise to include a background discussion of the contacts between the company and the insurgent group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the

Shamrock Activist Value Fund group and the material details of any discussions or correspondence.

4.   Please identify each of the participants in your solicitation. Refer to Instruction 3 to Item 4 and Item 4(b)(1) of Schedule 14A. In addition, please revise to disclose all of the information required by Item 5(b) of Schedule 14A for each participant, including Item 5(b)(1)(vi), (viii) and (xii) of Schedule 14A.

Solicitation Expenses, page 3

5.   We note that your employees may solicit proxies. Please describe the class of employees to be so employed. Refer to Item 4(b)(2) of Schedule 14A.

6.   Please revise to state both the total estimated to be spent and the total expenditures to date. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

Proposal No. 1. Election of Directors, page 7

7.   Please revise to clarify that the three nominees are the company's nominees for election.

8.   Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).

9.   We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

10.   We note that Mr. Keith Hughes has been a management consultant to domestic and international financial institutions since 2001. Please describe the name and principal business of any corporation or organization where Mr. Hughes was employed during the past five years. Refer to Item 7(b) of Schedule 14A and corresponding Item 401(e) of Regulation S-K.

Proposal No. 3. Shamrock Shareholder Proposal, page 31

11.   We note that each of the headings to Proposals 3-5 describes the proposal as "Shamrock Shareholder Proposal." Please revise the headings for Proposals 3-5 to briefly describe each proposal.

12.   Please revise to include the language of each resolution proposed by the Shamrock group, or revise to refer to the Shamrock proxy statement which contains the omitted information. Refer to Rule 14a-5(c).

13.   Please revise to address how the proposal will affect the unexpired terms of directors elected to the board at or prior to the upcoming meeting and whether it will disqualify previously elected directors from completing their terms.

14.   At the top of page 32 you state: "[a] classified board ensures that, at any given time, a majority of directors have over one year of experience as directors and solid knowledge of our business." Please revise to clarify whether this is the case if directors may resign or be removed from the board.

15.   On the bottom of page 32 you state that your view is consistent with the testimony of a Harvard Law professor that requiring annual director elections is not clearly supported by evidence or theory. Please revise to identify the professor and provide us supplementally with your support for this statement. Similarly, please further identify the Georgeson and J.P. Morgan reports that you refer to on page 35 and provide us with copies of the RiskMetrics, Georgeson and J.P. Morgan reports to which you refer.

Proposal No. 4. Shamrock Shareholder Proposal, page 33

16.   We note that you state that requiring a director to resign "raises complications under Delaware law and may adversely affect our ability to comply with the NYSE listing standards." Please revise to further describe the effects of the proposal. In addition, please describe how any vacancy by resignation will be filled.

Proposal No. 5. Shamrock Shareholder Proposal, page 34

17.   We note that the board reviewed the arguments for and against adopting the plan and that you describe the arguments for adopting the plan. Please also briefly describe the arguments against adoption that the board considered but then rejected.

Closing Information

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions